SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2015, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble Holding France S.A.S. Group Profit
Sharing, Incentive and Employer Contribution Plan (FRANCE)

Statements of Net Assets Available for Plan Benefits as of June 30, 2015 and 2014, Statements
of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2015, 2014,
and 2013 and  Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2015 and 2014	3

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2015, 2014 and 2013	4

Notes to Financial Statements	5-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Group Profit Sharing, Incentive and Employer Contribution Plan (France):

We have audited the accompanying statements of net assets available for plan benefits of the Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") as of June 30, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2015 and 2014 and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Associés
Deloitte & Associés

Neuilly-sur-Seine, France
September 17, 2015

PROCTER & GAMBLE HOLDING FRANCE S.A.S. GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS JUNE 30, 2015 AND 2014

(All numbers in Euros)	2015	2014

ASSETS:
Participant-directed investments	57 719 904	52 113 388
Non participant-directed investments	87 400 223	72 211 751

Total investments	145 120 126	124 325 139

Receivables:
Participant contribution	4 450 371	2 998 000
Employer contribution	3 564 595	2 877 000

Total receivables	8 014 966	5 875 000

NET ASSETS AVAILABLE FOR PLAN BENEFITS	€153 135 092	€130 200 139

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE S.A.S. GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDED JUNE 30, 2015, 2014, AND 2013

(All numbers in Euros)	2015	2014	2013

ADDITIONS:
Contributions:
Participant contributions	7 262 249	6 597 071	6 812 070
Employer contributions	6 946 202	4 631 145	6 482 159
Total contributions	14 208 451	11 228 216	13 294 229

Investment (loss) income:
Increase (decrease) in unrealized appreciation in "The Procter & Gamble Company" common stock	13 746 656	(5 086276)	11 183 743
Increase (decrease) in unrealized appreciation in other investments	3 911 080	1 892 721	824 649
Realized gain (loss) on sales of The Procter & Gamble Company common stock	2 463 284	2 765 589	3 324 378
Realized gain (loss) on sale of other investments	2 187 903	3 030 039	2 223 170
Dividends from The Procter & Gamble Company common stock	1 872 567	1 595 935	1 633 032
Other income (expenses)	(9 672)	(14 648)	(14 652)

Net investment (loss) income	24 171 818	4183 359	19 174 320

Total additions	38 380 269	15 411 577	32 468 550

DEDUCTION—Benefits paid to participants	15 445 316	17 141 808	17 630 919

NET INCREASE (DECREASE)	22 934 953	(1 730232)	14 837 631

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	130 200 139	131 930 372	117 092 741

End of year	€153 135 092	€130 200 139	€131 930 372

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2015 AND 2014 AND FOR THE YEARS ENDED JUNE 30, 2015, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN
The following brief description of Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (the "Plan") is provided for general information only. Participants should refer to the Plan Document and their country's Plan supplement for more complete information.

General—The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble S.A. (Procter & Gamble S.A. changed its name to Procter & Gamble Services France and then to Procter & Gamble Services Neuilly before its current name Procter & Gamble Holding France S.A.S.) together with its directly or indirectly wholly-owned subsidiaries, and those subsidiaries' respective Comités d'Entreprise ("Employee Committees"), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on July 1, 2014 and was signed by Procter & Gamble Holding France S.A.S., Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S., Procter & Gamble Amiens S.A.S., Procter & Gamble Blois S.A.S., Parfums Rochas S.A.S, Wella France S.A.S. and Ondal France S.A.R.L. (together, "P&G France"), and their related Employee Committees.

In addition to the Plan, a collective Pension Savings plan ("PERCO") has been established for Procter & Gamble Holding France S.A.S and the following subsidiaries: Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S, Procter & Gamble Blois S.A.S, and Parfums Rochas S.A.S. In place since January 1st 2013 for the aforementioned entities, the PERCO was established one year later (January 2014) for Wella France S.A.S and two years later for Ondal France S.A.R.L (February 2015).

Procter & Gamble Holding France S.A.S. is directly or indirectly a wholly-owned subsidiary of The Procter & Gamble Company (the "Parent"). The Plan and the PERCO are subject to the laws and regulations of France. The assets of the Plan and of the PERCO are invested in five "Fonds Commun de Placement d'Entreprise" ("FCPE") which are registered investment funds reserved to employees of P&G France subject to the laws and regulations of France.

Administration—Administration of the Plan and of the PERCO are jointly executed by Procter & Gamble Holding France S.A.S. and Natixis Asset Management, the fund manager. The five FCPE are under the supervision of the Conseils de Surveillance ("Monitoring Committees") which are composed of both employee and employer representatives of P&G France.

Participants Accounts and Investments Options—An account is maintained for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE's do not pay dividends. Participants are permitted to invest certain contributions into any of the five FCPE's; however, certain other contributions from employees and from P&G France are mandatorily invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE except that "blocked" amounts may not be transferred out of FCPE Groupe Procter & Gamble (Option D).

Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

•
FCPE Groupe Procter & Gamble Actions (Option A) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds which invest with a minimum of 60% in Eurozone securities and with a maximum of 10% in interest rate products.

•
FCPE Groupe Procter & Gamble Obligations (Option B) – The prospectus indicates that this fund is primarily invested in Eurozone monetary products or in mutual funds which invest primarily in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble 5000 (Option C) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds invested at least at 60% in securities (Europe, United States, Asia and emerging countries) and with a maximum of 10% invested in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble (Option D) – The prospectus indicates that this fund is invested at least at 90% in The Procter & Gamble Company common stock and with a maximum of 10% invested in US/Euro zone monetary products.

•
FCPE Groupe Procter & Gamble (Option F) – The prospectus indicates that this fund is invested at least at 80% in International bonds or in mutual funds which invest in International bonds, at 20% in "socially responsible investment" Euro bonds or in mutual funds which invest in "socially responsible" Euro bonds.

The formerly existing FCPE Groupe Procter & Gamble (Option E) was merged in April 2014 into FCPE Groupe Procter & Gamble (Option F). All assets held in that fund were transferred to FCPE Option F.

For the PERCO, investments in Option D are not possible. The other Options are accessible at the discretion of the employee.

Contribution and Vesting—Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows:

Employees' Contributions:

-  Voluntary, periodic contributions – These are usually contributed on a monthly basis. They are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

-  Voluntary, complementary contributions – Employees may make complementary contributions whenever they wish although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the five FCPE's.

Employers' Contributions:

-  Employer matching contributions –P&G France makes a matching contribution between 50 and 100 percent, based on employees' voluntary periodic contributions, with a maximum threshold of € 121.72. These matching contributions are automatically invested in Option D.

-  Profit Sharing –P&G France calculates and distributes profit sharing contributions according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee in one of the five FCPE's. If no investment direction has been given by an employee, amounts are automatically invested as per the last investment choice or, by default, in Option B.

-  Incentive compensation –P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option to receive these amounts immediately, or to contribute these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee in one of the five FCPE's, or automatically invested as per the last investment choice.

All contributions are immediately 100 percent vested.

Contributions to the PERCO can be made by the employees through i) voluntary periodic contributions, ii) investment of the profit sharing contribution and iii) valorisation of remaining vacation days (up to 5 per fiscal year).

Withdrawals—All contributions to the Plan are "blocked" for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw "blocked" contributions. All amounts become immediately available for withdrawal upon the termination of employment.

Plan Termination – The Plan agreement was renewed by written agreement between P&G France and their related Employee Committees in December 2014 with effective date January 1st, 2015 for an indefinite period. However, any party has the right to terminate the agreement at any time.
In the event of Plan termination, the FCPE's will either remain active or will be merged with other FCPE's. Thus, Plan participants will have the option to withdraw "unblocked" amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Employer and participants contributions reflect the estimated total investments in the Plan, based on prior year behavior.
Risks and Uncertainties—The Plan utilizes various investment instruments as described in Note 1. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Plan Investments – The Plan's investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE's are determined by the fund manager, Natixis Asset Management, based upon the fair value of the FCPE's underlying investments, less any liabilities.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The cost of investments sold is determined using average cost.
Fair value measurements– ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set as a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2015.

	2015			2014
Asset Group	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Procter & Gamble Company common stock	€ 87 400 223			€ 72 211 751
Other investments	€ 57 719 904			€ 52 113 388
TOTAL	€ 145 120 126			€ 124 325 139

Expenses of the Plan – Investment management, record keeping expenses, and other administrative expenses are paid by P&G Holding France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.
Contributions Receivable – Contributions that are pending transfer to the Trustee as of June 30, 2015 and 2014 are recorded as contributions receivable to the Plan in the accompanying financial statements.
Payment of Benefits– Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been yet paid at June 30, 2015 and 2014.

3.	INVESTMENTS
Investments held by the Plan at June 30, 2015 and 2014 were as follows:
	2015		2014
(All numbers in Euros)	Number	Market	Number	Market
	of Shares	Value in €uros	of Shares	Value in €uros
Investments of each FCPE

• Groupe Procter & Gamble Actions (Option A)*	242 570	22 736 811	243 025	19 723 187
• Groupe Procter & Gamble Obligations (Option B)*	642 800	18 079 662	664 771	18 665 240
• Groupe Procter & Gamble 5000 (Option C)*	654 885	14 053 180	655 638	11 292 252
• Groupe Procter & Gamble (Option D)*	501 875	87 400 223	517 779	72 211 751
• Groupe Procter & Gamble Obligations (Option F)*	1 819 901	2 850 251	1 582 206	2 432 709

Total investments		€145 120 126		€124 325 139

*Represents investments which exceed five percent of net assets available for benefits

The Plan's investments experienced unrealized (depreciation) appreciation in value as follows for the years ended June 30, 2015, 2014 and 2013:
(All numbers in Euros)	2015	2014	2013

The Procter & Gamble Company Common stock (FCPE Option D)
Cost	44 785 916	43 344 100	41 809 217
Market value	87 400 223	72 211 751	75 763 144
Unrealized appreciation (depreciation)	42 614 307	28 867 651	33 953 927

(Decrease) increase in unrealized appreciation	13 746 656	(5 086 276)	11 183 743

Other investments (FCPE Option A, B, C, E, F)
Cost	49 128 475	47 433 040	46 262 254
Market value	57 719 904	52 113 388	49 050 228
Unrealized appreciation (depreciation)	8 591 428	4 680 348	2 787 974

Increase (decrease) in unrealized appreciation	3 911 080	1 892 721	824 649

The realized gain (loss) on the sales of the Plan's investments for the years ended June 30, 2015, 2014, and 2013 was determined as follows:

(All numbers in Euros)	2015	2014	2013

The Procter & Gamble Company Common stock
Proceeds on sales of shares	10 623 607	13 654 835	15 750 638
Cost	8 160 323	10 889 245	12 426 260
Realized (loss) gain	2 463 284	2 765 589	3 324 378

Other investments
Proceeds on sales of shares	21 033 431	31 829 907	42 557 977
Cost	18 845 528	28 799 868	40 334 807
Realized (loss) gain	2 187 903	3 030 039	2 223 170

4.	NON PARTICIPANT-DIRECTED INVESTMENTS
FCPE Option D is considered to be non participant-directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent's stock.
Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments as of June 30, 2015, 2014 and 2013 is as follows:
(All numbers in Euros)	2015	2014	2013

Net assets:
P&G Company Stock (FCPE Option D)	72 211 751	75 763 144	64 719 028

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	18 079 057	(728 015)	16 137 923
Participant contributions	4 958 956	4 672 369	4 667 203
Employer contributions	2 898 934	3 243 144	2 529 757
Benefits paid to participants	(10 748 475)	(10 738 891)	(12 290 766)
Net change	15 188 472	(3 551 394)	11 044 117

P&G Company Stock (FCPE Option D)—beginning of year	72 211 751	75 763 144	64 719 028

P&G Company Stock (FCPE Option D)—end of year	87 400 223	72 211 751	75 763 145

5	PLAN PARTICIPANTS
As of June 30, 2015, the Plan had 3,656 participants invested in the Plan (vs 3,613 as of June 2014) whereas 829 employees (954 as of June 30, 2014) chose to collect their year group profit sharing rather than invest in the plan.

6.	TAX STATUS
The Plan and the underlying FCPE's are subject to the tax laws of France. The Plan and the underlying FCPE's are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

7 .     RELATED PARTY TRANSACTIONS
At June 30, 2015 and 2014, the plan held 1,242,940 and 1,257,600 shares respectively, of common stock of the Procter & Gamble Company, the sponsoring employer with a cost basis of € 44,785,916 and € 43,344,100, respectively and a fair value of € 87,400,223 and € 72,211,751 respectively.
During the years ended June 30, 2015, 2014 and 2013, the Plan recorded dividend income from common stock of the Procter & Gamble Company of € 1,872,567, € 1,595,934 and € 1,633,032 respectively.
During the years ended June 30, 2015, 2014 and 2013, the Plan's investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by € 16,209,940, by € (2,320,687) and € 14,508,121  respectively.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 17, 2015.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

By:   /s/Christophe Duron
       Christophe Duron
                               President
                               Procter & Gamble Holding France S.A.S. Group Profit Sharing,
                               Incentive and Employer Contribution Plan (France)

EXHIBIT INDEX

Exhibit No.

      23                                   Consent of Deloitte & Associés